UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF
THE SECURITIES EXCHANGE ACT

Commission File Number: 001-36723

AMEC FOSTER WHEELER PLC

(Exact name of registrant as specified in its charter)

4th Floor, Old Change House
Queen Victoria Street, London EC4V 4BJ
+44 20 7429 7500

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

American Depository Shares evidenced by American Depository Receipts, each American Depository Share representing one ordinary share of Amec Foster Wheeler plc

Ordinary shares, nominal value £0.50 per share*

———————————————
*Not for trading, but only in connection with the listing of the American Depository Shares on the New York Stock Exchange, Inc.

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, Amec Foster Wheeler plc has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 7, 2017	By:	/s/ Carl Chatfield
Name: Carl Chatfield
Title: Director